UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number: 0-19848

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fossil, Inc. Savings and Retirement Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fossil, Inc.

2280 N. Greenville Avenue

Richardson, Texas 75082

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

Financial Statements as of December 31, 2008 and 2007 and for the

Year Ended December 31, 2008, Supplemental Schedule as of

December 31, 2008, and

Report of Independent Registered Public Accounting

Firm

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

NOTE:  The accompanying financial statements have been prepared in part for the purpose of filing with the Department of Labor’s Form 5500.  Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee
Fossil, Inc. Savings and Retirement Plan
Richardson, Texas

We have audited the accompanying statements of net assets available for benefits of the Fossil, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the Table of Contents as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic 2008 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2008 financial statements taken as a whole.

Dallas, Texas
June 29, 2009

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2008	December 31, 2007

ASSETS
Investments, at Fair Value:
Mutual Funds	$12,746,653	$19,377,981
Fossil, Inc. Common Stock	1,640,207	3,453,527
Investments, at Estimated Fair Value:
Common Collective Trusts	10,254,141	7,272,093
Participant Loans	465,924	485,327
	25,106,925	30,588,928

Cash	1,118	(8,693)
Contributions Receivable:
Employer	43,515	35,134
Employee	166,470	140,970

TOTAL ASSETS	25,318,028	30,756,339

LIABILITIES

Excess Contributions Refundable	51,061	—
Payable Due from Fossil Partners, L.P.	—	(11,525)
Payable Due to Brokers	1,220	2,946

TOTAL LIABILITIES	52,281	(8,579)

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	25,265,747	30,764,918

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	535,737	(7,940)

NET ASSETS AVAILABLE FOR BENEFITS	$25,801,484	$30,756,978

See notes to financial statements.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

December 31, 2008

Net Assets Available for Benefits, Beginning of Year	$30,756,978

Investment Income:
Interest and Dividends	449,189
Total Investment Income	449,189

Contributions:
Employer	1,090,586
Employee	4,580,520
Rollovers	510,195
Total Contributions	6,181,301

Total Additions	6,630,490

Deductions:
Net Depreciation in Fair Value of Investments	(9,247,677)
Benefits Paid	(2,159,831)
Loan and Administrative Fees	(120,403)
Corrective Distributions	(58,073)
Total Deductions	(11,585,984)

Net Decrease in Net Assets Available for Benefits	(4,955,494)

Net Assets Available for Benefits, End of Year	$25,801,484

See notes to financial statements.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE 1 — DESCRIPTION OF PLAN

The following brief description of the Fossil, Inc. Savings and Retirement  Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Organization, Amendments, and General Provisions:  The Plan is a defined contribution plan covering eligible employees of eligible U.S. Fossil subsidiaries. The purpose of the Plan is to encourage employees to accumulate savings for their retirement. The Plan is sponsored and administered by Fossil, Inc. (the “Employer” or “Fossil”). The Plan’s trustee responsibilities and investments are held by Wachovia Bank, N.A. (the “Trustee”).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility, Contributions, and Vesting:   The Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and permits elective contributions in accordance with Section 401(k) of the Code.  Employees become eligible to make salary deferrals as of their date of employment. Effective October 1, 2006, newly hired employees are automatically enrolled in the Plan 90 days after their hire date, with 3% of gross pay deferred from their paychecks.   Non-highly compensated employees are able to defer up to 100% of gross pay (less applicable taxes), into the Plan, subject to Code limitations of $15,500 for 2008 and 2007. Highly compensated employee’s contributions are capped at 5%.  Participants who reach the age of 50 by the end of the Plan year are eligible to contribute another $5,000 for 2008 and 2007. Under the terms of the Plan, certain types of compensation (i.e. tuition reimbursements, severance, certain special bonus etc.) are excluded in determining “gross pay” for contribution purposes. The Plan document provides for limitations on salary deferral contributions in the event of a hardship withdrawal that is, in whole or in part, from the participant’s salary deferral account. Fossil makes a discretionary matching contribution and may make additional discretionary profit sharing contributions.  Participants are eligible to receive matching contributions and/or share in profit sharing contributions after completing a year of eligibility service.  For 2008 and 2007, matching contributions were at the rate of 50% of the first 3% of the participant’s salary that was deferred, and at the rate of 25% of the next 3% thereof.  No discretionary profit sharing contributions were made for 2008 or 2007. Vesting in salary deferral and rollover contributions is 100%. Vesting in matching contributions is 20% per year of vesting service.  An employee is credited with a year of vesting service for each calendar year in which the participant completes at least 1,000 hours of service.  Participants are fully vested after five years of service.  For purposes of calculating hours of vesting and eligibility service, salaried employees are credited with 45 hours of service for each week during which they are employed by Fossil, and hourly employees are credited with their actual hours of service.  Accumulated forfeitures available for future use to pay administrative expenses were $21,915 and $107,792 as of December 31, 2008 and 2007, respectively.  Forfeitures of non-vested employer matching contributions were used to pay Plan expenses of $20,141 for 2008.

Participants can elect to have their contributions invested in any of several investment options (see Note 4). The participants can change elections and can also reallocate existing funds between available investment options on a daily basis.  Notwithstanding the foregoing, in accordance with and by application of applicable securities laws and the Fossil Insider Trading Policy, along with the corresponding Addendum to Insider Trading Policy for Executive Officers, Directors and Designated Employees, both dated August 31, 2005 (“Policy and Addendum”), executive officers subject to Section 16 of the Securities Exchange Act of 1934, as amended, and certain designated employees of Fossil and its subsidiaries (collectively, “Covered Persons”) who have access to material nonpublic information about Fossil will be required to obtain pre-clearance from the General Counsel of Fossil or other designated officers of Fossil before engaging in any transaction involving Fossil securities, and Covered Persons will not be cleared to trade in Fossil securities in accordance with the Policy and Addendum during certain quarterly blackout periods and during certain blackout periods that may arise from time to time out of the occurrence of material nonpublic events, subject to certain exceptions as explained further in the Policy and Addendum.  Each Covered Person receives a copy of the Policy and Addendum and, thus, was notified and understood that he/she should not make any elections under the 401(k) Plan involving the Fossil stock fund or otherwise trade his/her shares of Fossil stock under the 401(k) Plan in violation of the Policy and Addendum.

Participant Loans:   Loans are available to all participants at the current prime lending rate of the trustee, plus 1%, with required repayments through biweekly payroll deductions over no more than five years.  In the event that loans are used to acquire the participant’s principal residence, the repayment period may be extended beyond five years.  A participant may pay off any remaining loan balance at any time directly to the Trustee.  Loan issuances must be at least $1,000 and are limited to the lesser of $50,000 or 50% of the participant’s vested account balance.  Fossil exercises sole discretion over making loans to participants.  Loan balances for active participants that have not had payments credited within 90 days are considered defaulted loans and are recorded as deemed distributions to the participant.

Distribution of Benefits:   Distributions of vested benefits may be made to a participant upon retirement, disability, death, or termination of employment.  Prior to the age of 59½, a participant, while still employed, may make a withdrawal from any of his/her vested accounts to the extent necessary to satisfy an immediate and substantial financial need, as defined in Section 401(k) of the Code, subject to certain conditions contained in the Plan document.  Subsequent to age 59½, the participant may withdraw all or any portion of his/her vested accounts at any time.  Distributions of vested benefits under the Plan are paid to the participant in the form of a lump sum payment.  Any withdrawals from the Plan will be subject to federal income tax and withholding (at a 20% rate).  An additional 10% excise tax will be imposed on the withdrawn amount if the distribution is made before the participant attains age 59½, except that the additional 10% tax is not imposed on distributions made by reason of death, disability, termination of employment after age 55, a qualified domestic order, and other reasons enumerated in the Code.  Taxation (and withholding) may be postponed by making a direct transfer of the distributable amounts to an individual retirement account, to an annuity described in Section 403(b) of the Code, to a plan described in Section 457(b) of the Code maintained by certain governmental entities, or to another qualified plan, and taxation may be postponed to the extent the distribution is transferred to such recipient within 60 days.

Amendment or Termination:   Fossil has reserved the right to amend, modify, or terminate the Plan at any time, subject to the Plan document and applicable laws and regulations. Fossil has no intentions of terminating the Plan and is not aware of any occurrences that could reasonably result in the termination of the Plan. In the event of Plan termination, participants will become 100% vested in their entire account.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:   The accounting records of the Plan are maintained on the accrual basis of accounting.

Use of Estimates:   The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties:   The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investments:   Investments are presented in the financial statements at fair value determined by quoted market prices at the end of the year.  The Plan invests in units of two common collective trusts sponsored by the Trustee.  Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments.  The common collective trust fund with underlying investments in investment contracts is valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.  The common collective trust funds invest in insurance investment contracts, money market funds, and debt and equity securities.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Individual participant accounts invested in the common collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  The change in the difference between fair value and the cost of the investments, including realized gains and losses, is reflected in the statement of changes in net assets available for benefits as net depreciation in fair value of investments during the year.  Interest and dividend income are recorded on an accrual basis.  Participant loans are valued at the outstanding loan balance, which approximates fair value.

Adoption of New Accounting Guidance:   In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements.  SFAS No.157 established a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurement.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The adoption of SFAS No. 157 did not have any effect on the Plan’s statement of net assets available for benefits or the related statement of changes in net assets available for benefits.

Expenses:   Expenses incurred by the Plan are paid either by funds made available through forfeitures or by Fossil.

Payment of Benefits:   Benefits are recorded when paid and $68,201 and $75,551 were allocated to withdrawing participants included within Plan assets as of December 31, 2008 and 2007, respectively.

NOTE 3 - FAIR VALUE MEASUREMENTS

In accordance with FASB Statement No. 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008.

	Fair Value Measurements
	at December 31, 2008, Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Mutual Funds	$11,859,499	$887,154	$—	$12,746,653
Fossil, Inc. Common Stock	1,640,207	—	—	1,640,207
Common Collective Trusts	—	10,254,141	—	10,254,141
Participant Loans	—	465,924	—	465,924
Total	$13,499,706	$11,607,219	$—	$25,106,925

NOTE 4 — PLAN INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,	December 31,
	2008	2007

Wachovia Diversified Stable Value Fund	$9,778,668	$6,600,023
Growth Fund of America Class R-3	2,857,179	4,514,242
Van Kampen Equity and Income Class A	2,363,600	3,114,126
Fossil, Inc. Common Stock	1,640,207	3,453,527

The following table details the net (depreciation)/appreciation in fair value by type of investment (including investments bought, sold, and held during the year):

Year Ended
December 31,
2008

Mutual Funds	$(7,671,352)
Common Collective Trusts	589,667
Fossil, Inc. Common Stock	(2,165,992)
Net Depreciation in Fair Value of Investments	$(9,247,677)

NOTE 5 — INCOME TAX STATUS

Fossil has adopted an amended and restated prototype plan document and has received a determination letter dated August 19, 2004 specific to the Plan on which the Internal Revenue Service stated that the Plan qualifies under section 401(a) of the Code of 1986, as amended, and is exempt from federal income tax under section 501(a).  The Plan has been amended since receipt of the determination letter; however, management believes that the Plan has been operated in a manner that did not jeopardize this tax status.

Salary deferral and catch-up contributions made by participants, matching employer contributions, profit sharing employer contributions, interest, dividends, and earnings need not be reported by participants for federal income tax purposes until their account is wholly or partially withdrawn or distributed.

NOTE 6 - EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Wachovia Bank.  Wachovia Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund

At December 31, 2008 and 2007, the Plan held 98,216 and 82,266 shares, respectively, of common stock of Fossil, Inc., the sponsoring employer. During the year ended December 31, 2008, the Plan recorded dividend income of $409,535.

NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2008 and 2007:

	December 31,	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$25,801,484	$30,756,978
Less: Employer contribution receivable at end of year	(43,515)	(35,134)
Less: Employee contribution receivable at end of year	(166,470)	(140,970)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(535,737)	7,940
Net assets available for benefits per Form 5500	$25,055,762	$30,588,814

The following is a reconciliation of contributions per the financial statements to Form 5500 for the year ended December 31, 2008:

	Employer	Employee

Contributions per the financial statements	$1,090,586	$4,580,520
Less: Contributions receivable at end of year	(43,515)	(166,470)
Add: Contributions receivable at beginning of year	35,134	140,970
Contributions per Form 5500	$1,082,205	$4,555,020

The following is a reconciliation of total net investment loss per the financial statements to Form 5500 for the year ended December 31, 2008.

Interest and dividends income per the financial statements	$449,189
Net depreciation in fair value of investments per the financial statements	(9,247,677)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contract-2007	(7,940)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contract-2008	(535,737)
Total investment loss per Form 5500	$(9,342,165)

NOTE 8 – SUBSEQUENT EVENT

Effective March 2009, employer discretionary matching contributions were suspended until further notice.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

			(e) Current
(a)	(b) Identity of Issue	(c) Description of Investment	Value

	Mutual Funds:
	Davis N. Y. Venture	Mutual Fund	$629,499
*	Evergreen Core Bond Fund CCA	Mutual Fund	641,377
*	Evergreen Special Values Class A	Mutual Fund	555,131
	Fidelity Advisor Series I Mid Cap A	Mutual Fund	721,044
	Fidelity Advisor Series I Small Cap A	Mutual Fund	590,421
	Goldman Sachs High Yield Class A	Mutual Fund	245,777
	Growth Fund of America Class R-3	Mutual Fund	2,857,179
	Harbor International Fund Inv CL	Mutual Fund	834,101
	Janus Adviser Int’l Growth Fund	Mutual Fund	60,676
	Janus Adviser Perkins Mid Cap Value Fund	Mutual Fund	105,629
	Lord Abbett Mid Cap Value P	Mutual Fund	357,067
	MFS International New Discovery Fd	Mutual Fund	690,225
	Thornburg Intl Value FD R5	Mutual Fund	514,247
	T Rowe Price Retire Inc-Adv	Mutual Fund	171,584
	T Rowe Price 2010 FD Advisor	Mutual Fund	248,847
	T Rowe Price Retire 2020-Adv	Mutual Fund	422,515
	T Rowe Price Retire 2030-Adv	Mutual Fund	79,472
	T Rowe Price Retire 2040-Adv	Mutual Fund	27,101
	T Rowe Price 2050 Retire-Adv	Mutual Fund	4,140
	Van Kampen American Comstock Class A	Mutual Fund	627,021
	Van Kampen Equity and Income Class A	Mutual Fund	2,363,600

	Common Stock:
*	Fossil, Inc.	Common Stock	1,640,207

	Common Collective Trusts:
*	Wachovia Diversified Stable Value Fund	Common Collective Trust Fund	9,778,668
*	Wachovia Enhanced Stock Market Fund	Common Collective Trust Fund	475,473

		Loans to participants with interest rates ranging from 5.0% to 9.0% and maturity dates ranging from 2009 to 2014	465,924

	Total Investments		$25,106,925

*	Party-in-interest

See report of independent registered public accounting firm.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-65980 on Form S-8 of our report dated June 29, 2009, relating to the financial statements and financial statement schedule of Fossil, Inc., appearing in this Annual Report on Form 11-K of the Fossil, Inc. Savings and Retirement Plan for the year ended December 31, 2008.

Dallas, Texas
June 29, 2009

SIGNATURES

The Plan.  Pursuant to the requirements of Securities Exchange Act of 1934, Fossil (which administers the Plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

/s/ Mike L. Kovar
Mike L. Kovar, Member of the Investment Committee

Date:  June 29, 2009

Exhibit Index

Exhibit
Number	Document Description

23	Consent of Deloitte & Touche LLP (as contained on page 11)